November 16, 2012

George J. Zornada
Phone: 617.261-3231
Fax:  617.261.3175
george.zornada@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Brion R. Thompson, Esq.

RE:	Salient MLP & Energy Infrastructure Fund File Nos.: 333-183623; 811-22530

Dear Mr. Thompson:

We have received the Staff’s comments on the registration statement filed on Form N-2 on August 30, 2012 (the “Registration Statement”) by Salient MLP & Energy Infrastructure Fund (the “Fund”) in connection with the proposed offering of additional shares of the Fund’s common stock on an immediate, delayed or continuous basis in reliance upon Rule 415 under the Securities Act of 1933, as amended.  The Staff’s comments were received in the form of a letter (the “Comment Letter”).  We respectfully submit this response letter on behalf of the Fund.

This letter accompanies a pre-effective amendment to the Registration Statement addressing the Staff’s comments.  We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund will seek effectiveness of the Registration Statement, as amended, as soon as practicable.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration requests.

We have, for the convenience of the Staff, repeated below the comments appearing in the Comment Letter followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

Prospectus

Cover Page

1.
Please delete the following words:  “nor any state securities commission” from the legend required by Rule 481(b)(1) under the Securities Act of 1933, as amended (the “1933 Act).  See Item 1.h of Form N-2.

Response: The requested change has been made.

Prospectus Summary
Investment Objective, page 3

2.
Please confirm to us whether the Fund includes derivatives as part of the 80% of the Fund’s total assets invested in securities of MLPs and Energy Infrastructure Companies.  If the Fund may include derivatives within the 80% basket, please add disclosure stating how such derivatives will be valued.

Response: The Fund does not include derivatives in complying with the 80% test.
The Adviser, page 3

3.
Disclosure in this section and the Fund’s Investment Management agreement states that the management fee is 1.20% of the average monthly total assets of the Fund.  The Fund’s financial statements dated November 11, 2011 [sic] at Note 9 in Notes to the financial statements state that the management fee is 1.20% based upon the average net assets of the Fund, excluding any liabilities relating to borrowing.  Please inform us what calculation method was used to determine the management fees in the financial statements and what the Fund intends to do to correct the error in Note 9.

Response: The calculation method the Fund uses and always has used for the payment of the advisory fee is as stated in the Fund’s Investment Management Agreement and as disclosed in the Registration Statement, which is stated as:

an amount equal to 1.20% annually of the average monthly total assets of the Fund. For purposes of calculating the management fee, the “average total assets” for each monthly period are determined by averaging the total assets on the last business day of that month with the total assets on the last business day of the prior month (or as of the commencement of operations for the initial period if a partial month). The Fund’s total assets shall be equal to the Fund’s gross asset value (which includes assets attributable to or proceeds from the Fund’s use of preferred stock, commercial paper or notes, issuances and any other borrowings), minus the sum of the Fund’s accrued and unpaid distributions on any outstanding common shares and accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities associated with borrowings or leverage utilized and any accrued taxes liabilities). Liabilities associated with borrowings or leverage by the Fund, for purposes of the previous sentence, include the principal amount of any debt that the Fund issues, the liquidation value of any outstanding preferred shares, and other liabilities such as short positions and put or call options held or written by the Fund.

No error appeared in description of the calculation in Note 9 of the Fund’s audited financial statements for the period ended November 30, 2011.1  Note 9 from the November 30, 2011 financials, in its relevant entirety, stated:

Under the terms of the Investment Management agreement between the Adviser and the Fund, the Adviser is entitled to receive a management fee at an annualized rate of 1.20%, based on the average monthly net assets of the Fund, excluding any liabilities related to borrowing, accrued and payable monthly. The Adviser has contractually agreed to waive and/or reimburse the Fund for its management fee in an amount equal on an annual basis to 0.20% of the Fund’s average monthly total assets for the first 24 months following the Fund’s initial public offering.

This Note 9 language, although not stated using the full text of the language set forth in the Investment Management Agreement, describes the fee calculation accurately.   In this regard, the Fund’s net assets consist of assets minus liabilities and, as stated in Note 9 in the November 30, 2011 financial statements, the term "liabilities" in Note 9’s calculation of the term net assets exclude “any liabilities related to borrowing.”  The product of multiplying the Fund’s fee rate by the amount of the Fund’s net assets, with liabilities related to borrowing being excluded from the liabilities when calculating the net asset figure, is the same figure as received when multiplying the Fund’s total assets (defined as gross assets minus liabilities other than liabilities associated with borrowings) by the fee rate, which is the definition of total assets used in the Investment Management Agreement and disclosure.  The language in Note 9, although not using the lengthy terminology of the Investment Management Agreement, accurately described the fee calculation.  Moreover, the following sentence in the Note 9 refers to the term “total assets” when describing the fee rate waiver.  It also should be noted that the November 30, 2011 financial statements were audited.

In Note 9 in subsequent financial statements, specifically for the period ended May 31, 2012 (the next period following the period ended November 30, 2011), the text of the equivalent sentence was altered for additional clarity and uses the term total assets.  The description in the financial statements for the period ended May 31, 2012 states, in relevant part,

Under the terms of the Investment Management Agreement between the Adviser and the Fund, the Adviser is entitled to receive a management fee at an annualized rate of 1.20%, based on the average monthly total assets of the Fund, less liabilities other than those relating to borrowing, accrued and payable monthly. The Adviser has contractually agreed to waive and/or reimburse the Fund for its management fee in an amount equal on an annual basis to 0.20% of

___________________

1
This response assumes that the Comment Letter contained an error and that the Staff intended to refer to the Fund’s financial statements for the period ended November 30, 2011, rather than the date to which the Staff referred in the Comment Letter, being “November 11, 2011,” as no financial statements exist either dated November 11, 2011 or for any period ended November 11, 2011.

the Fund’s average monthly total assets, less liabilities other than those related to borrowing, for the first 24 months following the Fund’s initial public offering.

This describes the same result as Note 9 in the November 30, 2011 financial statements.  No error occurred in the November 30, 2011 note.  Moreover, the language questioned by the Comment Letter is no longer used in the Fund’s financial statements.

Plan of Distribution, page 4

4.
Disclosure in this section states that the Fund may distribute its Common Shares from time to time in one or more transactions through use of a Prospectus Supplement.  Please confirm to us that, concurrent with the filing of each Prospectus Supplement, a legality opinion will be filed with a post-effective amendment with respect to each such future offering of the Common Shares.  See Staff Legal Bulletin 19 (Oct. 11, 2011), text at note 26.

Response: As a supplemental response, the Fund confirms it will file a legality opinion in connection with each Prospectus Supplement registering Common Shares.

Industry Specific Risk, page 9

5.
Please revise the disclosure here and where appropriate throughout the registration statement to state the Fund’s fundamental policy to concentrate the Fund’s investments in the energy and energy infrastructure industries, and to discuss the risks associated with the Fund’s concentration in those industries.  See Item 8.2.b(2) and Item 8.3 of Form N-2.

Response:  The “Industry Specific Risk” disclosure, beginning on page 9, plainly is included for the express purpose of addressing, and specifically drafted to address, the risks involved in the industries in which the Fund concentrates investments.  In this regard, the introduction to the extended discussion of industry specific risk presently states expressly that “the Fund’s investments will be generally concentrated in MLPs and Energy Infrastructure Companies. Certain risks inherent in investing in these types of securities include the following:” Following this statement there appears extended discussion of the risks of the industries so noted.  In light of this express disclosure, which appeared in the Fund’s effective registration statement as well, the Fund believes that the disclosure fully comports with the cited provisions of Form N-2 as well as the intent behind those provisions.  Nonetheless, additional disclosure will be added at the outset of the “Industry Specific Risk” section stating again that the Fund “concentrates investments in the energy and energy infrastructure industries through investments in MLPs, Energy Infrastructure Companies, Midstream MLPs, Midstream Energy Infrastructure Companies and Other Energy Infrastructure Companies.”

Fees and Expenses, page 22

6.
We are aware that the Fund invested in a money market mutual fund as of November 30, 2011, and May 31, 2012, but the Fund does not disclose Acquired Funds Fees and Expenses in the fee table as provided in Item 3 and Instruction 10 to Form N-2.  Please explain to us the absence of an Acquired Funds Fees and Expenses line item in the fee table.
Response:  As stated in the cited provisions of Form N-2, to the extent that fees and expenses incurred indirectly by the Fund as a result of investment in a money market fund do not exceed 1 bp of the Fund’s average net assets, the Fund is not required to include the line item.  Thus, no change is necessary.

7.
Disclosure states that the fee table shows the Fund’s expenses as a percentage of its average net assets as of May 31, 2012.  Please explain to us why the fee table expense ratio of 3.32% differs from the financial highlights expense ratio of 4.35% as disclosed on page 24 of the prospectus.
Response:  The difference is due solely to the addition of the line item in the Fee Table reflecting the Fund’s Subsidiary deferred income tax expense, which is not an actual expense of the fund reflected in the fund’s expense ratio compiled in accordance with GAAP.  Nonetheless, prior discussions with the Staff have indicated that Staff policy is to require an investment company that invests in MLPs and is a taxable corporation (“C Corp.”) to so reflect the line item in the Fee Table.  The Fund itself is a RIC but the Subsidiary is a C Corp., and thus the Fund’s Fee Table, just as the Fee Table did in the fund’s effective registration statement, reflects that the Subsidiary accrues deferred tax liability associated with the capital appreciation of its investments and the distributions received by the Subsidiary on equity securities of MLPs considered to be a return of capital and for any net operating gains.

8.
Disclosure in footnote (8) to the table states that SCA has contractually agreed to waive or reimburse the Fund for a portion of the management fee.  Please file this contractual arrangement as an exhibit to the registration statement.
Response:  The Fund, as indicated in Item 25(2)(k)(4) of Part C of its Registration Statement, has previously filed the Advisory Fee Waiver Agreement as an exhibit.

Statement of Additional Information

Reports to Shareholders, page 30

9.	Please update the Fund’s financial statements to comply with Rule 3-18(c) of Regulation S-X.

Response: The requested change has been made. The Fund has revised the disclosure by adding the underscored language shown below:

The financial statements of the Fund for the fiscal year ended November 30, 2011 are incorporated herein by reference to the Fund’s most recent Annual Report to Common Shareholders filed with the SEC on Form N-CSR pursuant to Rule 30b2-1 under the 1940 Act.  The financial statements of the Fund for the six months ended May 31, 2012 are incorporated herein by reference from the Fund’s most recent Semi-Annual Report to Shareholders filed with the SEC on Form N-CSR pursuant to Rule 30b2-1 under the 1940 Act.

General Comments

10.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

11.
We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

12.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

13.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statements.

14.
Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

15.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Responses:   The Fund takes note of the Staff’s comments.  The Fund is not submitting an exemptive application in connection with its registration statement.  The Fund, however, anticipates submitting a no-action request to permit the Fund to file post effective amendments to its registration statements pursuant to Rule 486(b) under the Securities Act of 1933, as amended.  The Fund is filing a pre-effective amendment reflecting the responses to the Comments set forth in this letter.

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Thank you for your attention to these matters.  Questions should be addressed to the undersigned at (617) 261-3231 or to Trayne S. Wheeler at (617) 951-9068.

Sincerely,

/s/   George J. Zornada
George J. Zornada